

13003000

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date 6-27-2013 **By** Elroy Schroer

June 27, 2013

Elroy J. Schroer, Vice President – Human Resources, Union Pacific Railroad

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and Registration Statement No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 27, 2013, relating to the financial statements and financial statement schedule of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program, appearing in this Annual Report on Form 11-K of Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2012.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Employer ID No: 94-6001323
Plan Number: 002

Financial Statements as of and for the
Years Ended December 31, 2012 and 2011,
Supplemental Schedule as of December 31, 2012, and Report of
Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:		
Investments at fair value (Note 3) — Program interest in Master Trust (Notes 2 and 4)	$ 79,903,719	$ 82,426,044
Receivables — notes receivable from participants	195,799	202,181
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	80,099,518	82,628,225
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(1,250,115)	(1,279,850)
NET ASSETS AVAILABLE FOR BENEFITS	$ 78,849,403	$ 81,348,375

See notes to financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income — Program interest in Master Trust investment income (Note 4):		
Net appreciation (depreciation) in fair value of investments	$ 6,915,343	$ (278,605)
Interest and dividends	1,887,606	1,962,800
Net investment income	8,802,949	1,684,195
Interest income on notes receivable from participants	9,351	10,422
Other	(43)	1,078
Total additions	8,812,257	1,695,695
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	11,294,456	18,748,134
Other	16,773	19,942
Total deductions	11,311,229	18,768,076
NET DECREASE IN NET ASSETS	(2,498,972)	(17,072,381)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	81,348,375	98,420,756
End of year	$78,849,403	$ 81,348,375

See notes to financial statements.

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the "Company") and other common control employers who adopt the Program. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the "Corporation") or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the loan fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions. As of December 31, 2012, participant loans have maturities through 2027 at interest rates ranging from 3.25% to 8.25%.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan (the "Supplemental Pension Plan") for payment of the annuity. The annuity may, at the option of the Program administrator, be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A required minimum distribution option is available at age 70 1/2. A participant who terminated employment may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2, may be made by a participant from their account in accordance with the Program's provisions.

Program Administration — The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation and effective March 1, 2013, is administered by the Vice President, Human Resources of Union Pacific Railroad Company. Investment management fees for the Program's investment options and participant recordkeeping fees are netted against investment earnings. Generally, administrative expenses of the Program, other than recordkeeping expenses, are paid by Union Pacific Railroad Company ("Railroad"), but the Program's Named Fiduciary-Plan Investments, the Corporation personnel responsible for making investment decisions related to the Plan, may elect to pay Program expenses from Program assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Program document.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program, but have not yet been paid at December 31, 2012 or 2011.

New Accounting Standards —

ASU No. 2011-04 — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends Accounting Standards Codification (ASC) 820, as of the beginning of the year ended December 31, 2012 (see Note 4). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011, and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU No. 2011-04 had no impact on the Plan's statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year-end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year-end, and is classified as a Level 1 investment.

A summary of the Master Trust and other investment assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2012 and 2011, is presented in the following tables:

	December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 507,472,638	$ -	$ 507,472,638
Domestic stock funds:				
500 Index Fund	314,031,762	-	-	314,031,762
U.S. Growth Index Fund	96,836,906	-	-	96,836,906
Morgan Growth Fund	21,463,703	-	-	21,463,703
Windsor Fund	14,813,835	-	-	14,813,835
Windsor II Fund	77,864,811	-	-	77,864,811
Small-Cap Index Fund	79,754,302	-	-	79,754,302
Mid-Cap Index Fund	92,495,821	-	-	92,495,821
Total Stock Market Index Fund	54,042,788	-	-	54,042,788
Total domestic stock funds	751,303,928	-	-	751,303,928
International stock fund — International Growth Fund	165,899,707	-	-	165,899,707
Balanced funds:				
Wellington Fund	288,573,470	-	-	288,573,470
Target Retirement Income Fund	16,159,297	-	-	16,159,297
Target Retirement 2010 Fund	11,200,626	-	-	11,200,626
Target Retirement 2015 Fund	49,257,872	-	-	49,257,872
Target Retirement 2020 Fund	57,651,078	-	-	57,651,078
Target Retirement 2025 Fund	31,295,013	-	-	31,295,013
Target Retirement 2030 Fund	21,277,109	-	-	21,277,109
Target Retirement 2035 Fund	22,706,683	-	-	22,706,683
Target Retirement 2040 Fund	17,694,139	-	-	17,694,139
Target Retirement 2045 Fund	14,460,223	-	-	14,460,223
Target Retirement 2050 Fund	7,857,488	-	-	7,857,488
Target Retirement 2055 Fund	1,598,553	-	-	1,598,553
Target Retirement 2060 Fund	81,620	-	-	81,620
Total balanced funds	539,813,171	-	-	539,813,171
Fixed Income Fund — Union Pacific Fixed Income Fund	-	474,699,252	-	474,699,252
Bond Fund — Total Bond Market Index	209,715,465	-	-	209,715,465
Money Market Fund — Prime Money Market Fund	65,217,106	-	-	65,217,106
Total Master Trust assets	$ 1,731,949,377	$ 982,171,890	$ -	$ 2,714,121,267

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$456,106,808	$ -	$ 456,106,808
Domestic stock funds:				
500 Index Fund	294,122,979	-	-	294,122,979
U.S. Growth Index Fund	83,457,088	-	-	83,457,088
Morgan Growth Fund	17,829,224	-	-	17,829,224
Windsor Fund	15,008,658	-	-	15,008,658
Windsor II Fund	69,017,279	-	-	69,017,279
Small-Cap Index Fund	76,383,518	-	-	76,383,518
Mid-Cap Index Fund	90,850,813	-	-	90,850,813
Total Stock Market Index Fund	45,528,787	-	-	45,528,787
Total domestic stock funds	692,198,346	-	-	692,198,346
International stock fund — International Growth Fund	143,468,159	-	-	143,468,159
Balanced funds:				
Wellington Fund	267,419,100	-	-	267,419,100
Target Retirement Income Fund	8,124,607	-	-	8,124,607
Target Retirement 2005 Fund	3,253,235	-	-	3,253,235
Target Retirement 2010 Fund	13,575,204	-	-	13,575,204
Target Retirement 2015 Fund	45,606,615	-	-	45,606,615
Target Retirement 2020 Fund	48,170,376	-	-	48,170,376
Target Retirement 2025 Fund	25,038,970	-	-	25,038,970
Target Retirement 2030 Fund	15,875,572	-	-	15,875,572
Target Retirement 2035 Fund	16,361,866	-	-	16,361,866
Target Retirement 2040 Fund	12,535,251	-	-	12,535,251
Target Retirement 2045 Fund	9,782,858	-	-	9,782,858
Target Retirement 2050 Fund	4,744,060	-	-	4,744,060
Target Retirement 2055 Fund	503,254	-	-	503,254
Total balanced funds	470,990,968	-	-	470,990,968
Fixed Income Fund — Union Pacific Fixed Income Fund	-	465,018,013	-	465,018,013
Bond Fund — Total Bond Market Index	189,867,175	-	-	189,867,175
Money Market Fund — Prime Money Market Fund	67,881,226	-	-	67,881,226
Total Master Trust assets	$1,564,405,874	$921,124,821	$ -	$2,485,530,695

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Program's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3.

4. MASTER TRUST

At December 31, 2012 and 2011, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2012 and 2011, is presented in the following tables:

Master Trust	**2012**	**2011**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,666,732,271	$1,496,524,648
Money market fund	65,217,106	67,881,226
	1,731,949,377	1,564,405,874
Investments at estimated fair value:		
Employer stock funds	507,472,638	456,106,808
Guaranteed investment contracts	474,699,252	465,018,013
	982,171,890	921,124,821
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,564,891)	(21,481,104)
Investments in Master Trust	$2,691,556,376	$2,464,049,591
Program's portion of investments	$ 78,653,604	$ 81,146,194
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	1,250,115	1,279,850
Plan's portion of investments before adjustment	$ 79,903,719	$ 82,426,044
Portion allocated to the Program	2.92 %	3.29 %

Investment income (loss) for the Master Trust for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Net appreciation (depreciation) in fair value of investments:		
Common stock — employer stock funds	$ 83,059,841	$ 59,104,221
Domestic stock funds:		
500 Index Fund	39,003,168	402,612
Growth Index Fund	12,939,915	516,084
Morgan Growth Fund	2,408,258	(769,574)
Windsor Fund	2,574,989	(822,918)
Windsor II Fund	9,659,057	341,897
Small-Cap Index Fund	11,947,807	(2,804,888)
Mid-Cap Index Fund	12,504,140	(3,104,856)
Total Stock Market Index Fund	6,363,838	(283,361)
Total domestic stock funds	97,401,172	(6,525,004)
International stock fund — International Growth Fund	24,990,126	(25,749,593)
Balanced funds:		
Wellington Fund	21,254,164	2,321,899
Target Retirement Income Fund	616,899	144,041
Target Retirement 2005 Fund	95,518	88,184
Target Retirement 2010 Fund	966,932	211,893
Target Retirement 2015 Fund	3,872,477	(492,045)
Target Retirement 2020 Fund	4,978,765	(938,267)
Target Retirement 2025 Fund	2,785,619	(767,176)
Target Retirement 2030 Fund	1,939,173	(564,173)
Target Retirement 2035 Fund	2,218,435	(768,365)
Target Retirement 2040 Fund	1,754,695	(596,488)
Target Retirement 2045 Fund	1,378,308	(460,150)
Target Retirement 2050 Fund	695,505	(225,444)
Target Retirement 2055 Fund	105,617	(25,023)
Target Retirement 2060 Fund	4,738	-
Total balanced funds	42,666,845	(2,071,114)
Bond fund — Total Bond Market Index	1,424,377	6,545,794
Total appreciation in fair value of investments	249,542,361	31,304,304
Interest and dividends	62,668,025	55,278,124
Total investment income of Master Trust	$312,210,386	$ 86,582,428
Program's portion of Master Trust investment income	$ 8,802,949	$ 1,684,195

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2012	2011
Average yields:		
Based on annualized earnings	2.61%	3.01 %
Based on range of interest rate credited to participants	2.24 %–3.71%	2.29%–3.83%

The Program's investments, which represented 5% or more of the Program's net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
Vanguard 500 Index Fund	$ 11,111,886	$ 11,489,214
Vanguard Bond Fund	5,445,420	6,005,028
Vanguard Windsor Fund	14,813,835	15,008,658
Union Pacific Common Stock Fund	4,659,318	4,420,999
Union Pacific Fixed Income Fund	25,048,637	26,426,056

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2012 and 2011, are as follows:

	2012	2011
Vanguard International Growth Fund	$ 165,899,707	$ 143,468,159
Vanguard 500 Index Fund Signal Shares	314,031,762	294,122,979
Vanguard Total Bond Market Index Fund Signal Shares	209,715,465	189,867,175
Vanguard Wellington Fund	288,573,470	267,419,100
Union Pacific Common Stock Fund	507,472,638	456,106,808
Union Pacific Fixed Income Fund	474,699,252	465,018,013

5. TAX STATUS

The Program has obtained a tax determination letter dated September 17, 2012, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related trust are currently designed and being operated in compliance with the applicable requirements of the

Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management believes that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program administrator believes the Program and the related Master Trust are no longer subject to income tax examinations for years prior to 2009.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $2,132,266 and $2,381,369, respectively. During the years ended December 31, 2012 and 2011, the Program recorded dividend income of $97,237 and $74,995, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011
Net assets available for benefits per the financial statements	$78,849,403	$81,348,375
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,250,115	1,279,850
Deemed distributions of participant loans	-	-
Net assets available for benefits per the Form 5500 — at fair value	$80,099,518	$82,628,225

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011
Net decrease in net assets at contract value	$ (2,498,972)	$ (17,072,381)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(29,735)	60,533
Change in deemed distributions of participant loans	-	926
Net decrease in net assets per Form 5500 — at fair value	$ (2,528,707)	$ (17,010,922)

* * * * * *

SUPPLEMENTAL SCHEDULE

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM
Employer ID No: 94-6001323
Plan No: 002

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Column B Identify of Issue or Borrower, Lessor or Similar Party	Column C Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value	Column E Current Value
* Participant loans	Interest rates of 3.25% to 8.25% — maturity dates of 2013 to 2027	$ 195,799

* Represents a party in interest.